Exhibit 23.1

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-202345) and Form S-8 (No. 333-202348) of Mylan N.V. of our report dated March 23, 2015, with respect to the combined financial statements of The Developed Markets Branded Generics Pharmaceuticals Business of Abbott Laboratories as of and for the year ended December 31, 2014 (which report expresses an unmodified opinion and includes an emphasis-of-matter paragraph relating to expense allocations from the consolidated financial statements and accounting records of Abbott Laboratories) included in this Current Report on Form 8-K/A dated March 26, 2015, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chicago, Illinois

March 26, 2015